

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

March 9, 2009

VIA U.S. MAIL

Mr. Mark Thomson
Chief Financial Officer
Measurement Specialties, Inc.
1000 Lucas Way
Hampton, Virginia 23666

     Re: **Measurement Specialties, Inc.**
                Form 10-K for the year ended March 31, 2008
                Filed June 12, 2008
                Form 10-Q for the period ended December 31, 2008
                Filed February 4, 2009
                File No. 001-11906

Dear Mr. Thomson:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                         Sincerely,

                                         Angela Crane
                                         Accounting Branch Chief